UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): July 26, 2019

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**110 North Carpenter Street
Chicago, Illinois**
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On July 26, 2019, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the second quarter and six months ended June 30, 2019. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and six months ended June 30, 2019. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued July 26, 2019: McDonald's Reports Second Quarter 2019 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Six Months Ended June 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 26, 2019

By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer



Exhibit 99.1

FOR IMMEDIATE RELEASE
7/26/2019

FOR MORE INFORMATION CONTACT:
Investors: Mike Cieplak, investor.relations@us.mcd.com
Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS SECOND QUARTER 2019 RESULTS

CHICAGO, IL - McDonald's Corporation today announced results for the second quarter ended June 30, 2019.

"With the strong results we achieved in the second quarter, we have now experienced 16 consecutive quarters of positive global comparable sales," said McDonald's President and Chief Executive Officer Steve Easterbrook. "By putting our customers at the centre of all our efforts to run great restaurants, enhance the customer experience and provide delicious menu offerings, we will continue to successfully execute our Velocity Growth Plan."

Second quarter highlights:

- Global comparable sales increased 6.5%, reflecting strong comparable sales across all segments.
- Consolidated revenues were flat with the prior year (increased 3% in constant currencies), reflecting strong comparable sales, partly offset by the impact of refranchising.
- Systemwide sales increased 8% in constant currencies.
- Consolidated operating income increased 1% (4% in constant currencies).
- Diluted earnings per share of $1.97 increased 4% (7% in constant currencies), including $0.08 per share of strategic charges. Excluding these current year charges as well as the prior year strategic restructuring charges of $0.09 per share, diluted earnings per share was $2.05 for the quarter, an increase of 3% (7% in constant currencies).
- The Company returned $2.0 billion to shareholders through share repurchases and dividends.

In the U.S., second quarter comparable sales increased 5.7%, reflecting successful national and local deal offerings, including the 2 for $5 Mix and Match deal, the continued positive impact from our Experience of the Future deployment, and strength in our core menu items. Operating income for the quarter increased 5% as a result of the comparison to the strategic restructuring charge in the prior year. Excluding this charge, operating income decreased 3%, reflecting lower gains on sales of restaurant businesses, partly offset by higher franchised margin dollars.

In the International Operated segment, second quarter comparable sales increased 6.6%, reflecting positive results across all markets, primarily driven by the U.K., France and Germany. The segment's operating income increased 3% (8% in constant currencies), primarily due to sales-driven improvements in franchised margin dollars.

In the International Developmental Licensed segment, second quarter comparable sales increased 7.9%, reflecting strong sales performance across all geographic regions.

Steve Easterbrook concluded, "By engaging our guests on their terms, whether it's through delivery, an enhanced dining experience at one of our Experience of the Future restaurants, or through our evolving digital offerings, we're becoming a better McDonald's. We will continue to focus on our customers with innovative solutions to further elevate the guest experience and drive growth."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended June 30,				Six Months Ended June 30,			
	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$ 5,341.3	$ 5,353.9	0 %	3 %	$ 10,296.9	$ 10,492.8	(2) %	2 %
Operating income	2,273.9	2,262.3	1	4	4,367.9	4,405.4	(1)	4
Net income	1,516.9	1,496.3	1	5	2,845.3	2,871.7	(1)	3
Earnings per share-diluted	$ 1.97	$ 1.90	4 %	7 %	$ 3.69	$ 3.62	2 %	6 %

Results for the quarter and six months in constant currencies reflected stronger operating performance primarily due to an increase in sales-driven franchised margin dollars, partly offset by lower gains on sales of restaurant businesses, mostly in the U.S.

Results for the quarter 2019 included $78 million of pre-tax strategic charges, or $0.08 per share, primarily related to impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by gains on the sales of property at the former Corporate headquarters. Results for the second quarter 2018 reflected $92 million of pre-tax strategic restructuring charges, or $0.09 per share. The six months 2018 also included $52 million, or $0.07 per share, of additional income tax costs associated with adjustments to the provisional amounts recorded in December 2017 under the Tax Cuts and Jobs Act of 2017 ("Tax Act").

Excluding the above items, net income for the quarter increased 1% (4% in constant currencies) and diluted earnings per share was $2.05, an increase of 3% (7% in constant currencies), and for the six months net income decreased 3% (increased 1% in constant currencies) and diluted earnings per share was $3.77, relatively flat with the prior year (increased 4% in constant currencies).

The six months 2019 also included $47 million of additional income tax costs due to regulations issued in January 2019 related to the Tax Act.

Foreign currency translation had a negative impact of $0.07 and $0.16 on diluted earnings per share for the quarter and six months, respectively.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets (currently, only Venezuela). Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Act, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and six months ended June 30, 2019.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. (Central Time) on July 26, 2019. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 38,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on July 26, 2019. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended June 30,		2019		2018		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	2,400.4	$	2,594.9	$	(194.5)	(7)%
Revenues from franchised restaurants		2,940.9		2,759.0		181.9	7
TOTAL REVENUES		5,341.3		5,353.9		(12.6)	0
Operating costs and expenses							
Company-operated restaurant expenses		1,967.1		2,130.5		(163.4)	(8)
Franchised restaurants-occupancy expenses		544.7		483.9		60.8	13
Selling, general & administrative expenses		533.1		542.1		(9.0)	(2)
Other operating (income) expense, net		22.5		(64.9)		87.4	n/m
Total operating costs and expenses		3,067.4		3,091.6		(24.2)	(1)
OPERATING INCOME		2,273.9		2,262.3		11.6	1
Interest expense		284.2		240.2		44.0	18
Nonoperating (income) expense, net		(18.1)		4.0		(22.1)	n/m
Income before provision for income taxes		2,007.8		2,018.1		(10.3)	(1)
Provision for income taxes		490.9		521.8		(30.9)	(6)
NET INCOME	$	1,516.9	$	1,496.3	$	20.6	1 %
EARNINGS PER SHARE-DILUTED	$	1.97	$	1.90	$	0.07	4 %
Weighted average shares outstanding-diluted		768.7		787.1		(18.4)	(2)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Six Months Ended June 30,		2019		2018		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	4,640.9	$	5,130.5	$	(489.6)	(10)%
Revenues from franchised restaurants		5,656.0		5,362.3		293.7	5
TOTAL REVENUES		10,296.9		10,492.8		(195.9)	(2)
Operating costs and expenses							
Company-operated restaurant expenses		3,853.3		4,261.4		(408.1)	(10)
Franchised restaurants-occupancy expenses		1,077.8		964.2		113.6	12
Selling, general & administrative expenses		1,032.2		1,075.2		(43.0)	(4)
Other operating (income) expense, net		(34.3)		(213.4)		179.1	84
Total operating costs and expenses		5,929.0		6,087.4		(158.4)	(3)
OPERATING INCOME		4,367.9		4,405.4		(37.5)	(1)
Interest expense		558.3		477.0		81.3	17
Nonoperating (income) expense, net		(29.5)		22.4		(51.9)	n/m
Income before provision for income taxes		3,839.1		3,906.0		(66.9)	(2)
Provision for income taxes		993.8		1,034.3		(40.5)	(4)
NET INCOME	$	2,845.3	$	2,871.7	$	(26.4)	(1)%
EARNINGS PER SHARE-DILUTED	$	3.69	$	3.62	$	0.07	2 %
Weighted average shares outstanding-diluted		770.2		793.0		(22.8)	(3)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Six Months Ended June 30, 2019

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and six months ended June 30, 2019. This exhibit should be read in conjunction with Exhibit 99.1.

Effective January 1, 2019, the Company operates under an organizational structure with the global business segments listed below.

- U.S. - the Company's largest market.

- International Operated Markets - comprised of wholly-owned markets, or countries in which the Company operates restaurants, including Australia, Canada, France, Germany, Italy, the Netherlands, Russia, Spain and the U.K.

- International Developmental Licensed Markets & Corporate - comprised of primarily developmental license and affiliate markets in the McDonald's system. Corporate activities are also reported in this segment.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017 ("Tax Act"), and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended June 30,	2019	2018	Currency Translation Benefit/ (Cost) 2019
Revenues	$ 5,341.3	$ 5,353.9	$ (189.9)
Company-operated margins	433.3	464.4	(17.5)
Franchised margins	2,396.2	2,275.1	(77.4)
Selling, general & administrative expenses	533.1	542.1	8.5
Operating income	2,273.9	2,262.3	(85.9)
Net income	1,516.9	1,496.3	(54.5)
Earnings per share-diluted	$ 1.97	$ 1.90	$ (0.07)

Six Months Ended June 30,	2019	2018	Currency Translation Benefit/ (Cost) 2019
Revenues	$10,296.9	$10,492.8	$ (452.3)
Company-operated margins	787.6	869.1	(40.9)
Franchised margins	4,578.2	4,398.1	(172.3)
Selling, general & administrative expenses	1,032.2	1,075.2	20.5
Operating income	4,367.9	4,405.4	(193.8)
Net income	2,845.3	2,871.7	(122.9)
Earnings per share-diluted	$ 3.69	$ 3.62	$ (0.16)

The negative impact of foreign currency translation on consolidated operating results for the quarter and six months primarily reflected the weakening of the Euro and most major currencies.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 1% (5% in constant currencies) to $1,516.9 million, and diluted earnings per share increased 4% (7% in constant currencies) to $1.97. Foreign currency translation had a negative impact of $0.07 on diluted earnings per share.

For the six months, net income decreased 1% (increased 3% in constant currencies) to $2,845.3 million, and diluted earnings per share increased 2% (6% in constant currencies) to $3.69. Foreign currency translation had a negative impact of $0.16 on diluted earnings per share.

Results for the quarter and six months in constant currencies reflected stronger operating performance primarily due to an increase in sales-driven franchised margin dollars, partly offset by lower gains on sales of restaurant businesses, mostly in the U.S.

Results for the quarter 2019 included $78 million of pre-tax strategic charges, or $0.08 per share, primarily related to impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by gains on the sales of property at the former Corporate headquarters. Results for the second quarter 2018 reflected $92 million of pre-tax strategic restructuring charges, or $0.09 per share. The six months 2018 also included $52 million, or $0.07 per share, of additional income tax costs associated with adjustments to the provisional amounts recorded in December 2017 under the Tax Act.

Excluding the above items, net income for the quarter increased 1% (4% in constant currencies) and diluted earnings per share was $2.05, an increase of 3% (7% in constant currencies), and for the six months net income decreased 3% (increased 1% in constant currencies) and diluted earnings per share was $3.77, relatively flat with the prior year (increased 4% in constant currencies).

The six months 2019 also included $47 million of additional income tax costs due to regulations issued in January 2019 related to the Tax Act.

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding due to share repurchases. During the quarter, the Company repurchased 5.4 million shares of stock for $1.1 billion, bringing total purchases for the six months to 10.8 million shares or $2.0 billion. In addition, the Company paid a quarterly dividend of $1.16 per share, or $883.0 million, bringing total dividends paid for the six months to $1.8 billion.

Revenues

The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and foreign affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and foreign affiliates include a royalty based on a percent of sales, and may include initial fees. Initial franchise fees are recognized evenly over the franchise term.

Franchised restaurants represent approximately 93% of McDonald's restaurants worldwide at June 30, 2019. The Company's current mix of Company-owned and franchised restaurants enables the Company to generate stable and predictable revenue and cash flow streams. Refranchising to a greater percentage of franchised restaurants may negatively impact consolidated revenues as Company-operated sales are replaced by franchised revenues, where the Company receives rent and/or royalty revenue based on a percent of sales.

REVENUES
Dollars in millions

Quarters Ended June 30,	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 634.8	$ 696.8	(9)%	(9)%
International Operated Markets	1,621.9	1,731.0	(6)	(1)
International Developmental Licensed Markets & Corporate	143.7	167.1	(14)	(7)
Total	$ 2,400.4	$ 2,594.9	(7)%	(4)%
Franchised revenues				
U.S.	$ 1,372.8	$ 1,264.4	9 %	9 %
International Operated Markets	1,262.4	1,205.4	5	11
International Developmental Licensed Markets & Corporate	305.7	289.2	6	12
Total	$ 2,940.9	$ 2,759.0	7 %	10 %
Total revenues				
U.S.	$ 2,007.6	$ 1,961.2	2 %	2 %
International Operated Markets	2,884.3	2,936.4	(2)	4
International Developmental Licensed Markets & Corporate	449.4	456.3	(2)	5
Total	$ 5,341.3	$ 5,353.9	0 %	3 %

Six Months Ended June 30,		2019		2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	1,232.4	$	1,405.5	(12)%	(12)%
International Operated Markets		3,109.8		3,389.6	(8)	(2)
International Developmental Licensed Markets & Corporate		298.7		335.4	(11)	(5)
Total	$	4,640.9	$	5,130.5	(10)%	(5)%
Franchised revenues						
U.S.	$	2,621.4	$	2,422.9	8 %	8 %
International Operated Markets		2,437.5		2,356.8	3	11
International Developmental Licensed Markets & Corporate		597.1		582.6	3	10
Total	$	5,656.0	$	5,362.3	5 %	9 %
Total revenues						
U.S.	$	3,853.8	$	3,828.4	1 %	1 %
International Operated Markets		5,547.3		5,746.4	(3)	3
International Developmental Licensed Markets & Corporate		895.8		918.0	(2)	4
Total	$	10,296.9	$	10,492.8	(2)%	2 %

- **Revenues:** Revenues were flat (increased 3% in constant currencies) for the quarter and decreased 2% (increased 2% in constant currencies) for the six months. The increase in constant currencies across all segments was primarily due to strong comparable sales, partly offset by the impact of refranchising.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets (currently, only Venezuela). Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix.

COMPARABLE SALES

	Increase/(Decrease)			
	Quarters Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
U.S.	5.7%	2.6%	5.1%	2.7%
International Operated Markets	6.6	5.3	6.3	6.5
International Developmental Licensed Markets & Corporate	7.9	4.6	6.9	5.8
Total	6.5%	4.0%	6.0%	4.7%

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES*

	Quarter Ended June 30, 2019		Six Months Ended June 30, 2019	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	5%	5%	5%	5%
International Operated Markets	2	8	1	8
International Developmental Licensed Markets & Corporate	4	10	2	9
Total	4%	8%	3%	7%

* Unlike comparable sales, the Company has not excluded hyper-inflationary market results (currently, only Venezuela) from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended June 30,	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 9,710.9	$ 9,109.9	7%	7%
International Operated Markets	7,196.4	6,880.1	5	11
International Developmental Licensed Markets & Corporate	5,868.3	5,630.2	4	11
Total	$22,775.6	$21,620.2	5%	9%
Ownership type				
Conventional franchised	$16,810.3	$15,972.9	5%	8%
Developmental licensed	3,556.8	3,334.2	7	15
Foreign affiliated	2,408.5	2,313.1	4	7
Total	$22,775.6	$21,620.2	5%	9%

Six Months Ended June 30,	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$18,561.3	$17,459.3	6%	6%
International Operated Markets	13,861.2	13,426.4	3	10
International Developmental Licensed Markets & Corporate	11,563.6	11,333.3	2	9
Total	$43,986.1	$42,219.0	4%	8%
Ownership type				
Conventional franchised	$32,276.3	$30,856.8	5%	8%
Developmental licensed	6,879.6	6,685.5	3	13
Foreign affiliated	4,830.2	4,676.7	3	7
Total	$43,986.1	$42,219.0	4%	8%

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

	Percent		Amount			Inc/ (Dec) Excluding Currency
Quarters Ended June 30,	**2019**	**2018**	**2019**	**2018**	**Inc/ (Dec)**	**Translation**
Franchised *						
U.S.	79.6%	82.1%	$ 1,093.0	$ 1,038.7	5 %	5 %
International Operated Markets	79.6	79.2	1,004.5	955.1	5	11
International Developmental Licensed Markets & Corporate	97.7	97.2	298.7	281.3	6	13
Total	81.5%	82.5%	$ 2,396.2	$ 2,275.1	5 %	9 %
Company-operated						
U.S.	16.3%	15.9%	$ 103.7	$ 111.1	(7)%	(7)%
International Operated Markets	20.2	20.2	328.4	349.0	(6)	(1)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m	n/m	n/m
Total	18.1%	17.9%	$ 433.3	$ 464.4	(7)%	(3)%

	Percent		Amount			Inc/ (Dec) Excluding Currency
Six Months Ended June 30,	**2019**	**2018**	**2019**	**2018**	**Inc/ (Dec)**	**Translation**
Franchised *						
U.S.	79.1%	81.7%	$ 2,072.7	$ 1,980.1	5 %	5 %
International Operated Markets	78.9	78.6	1,923.5	1,851.5	4	11
International Developmental Licensed Markets & Corporate	97.5	97.3	582.0	566.5	3	10
Total	80.9%	82.0%	$ 4,578.2	$ 4,398.1	4 %	8 %
Company-operated						
U.S.	15.2%	15.9%	$ 187.0	$ 223.3	(16)%	(16)%
International Operated Markets	19.2	18.9	597.4	642.3	(7)	(1)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m	n/m	n/m
Total	17.0%	16.9%	$ 787.6	$ 869.1	(9)%	(5)%

n/m Not meaningful

* The adoption of Leases, Topic 842, ("new lease standard") had no impact on franchised margin dollars, but had a negative impact on the Company's franchised margin percent for the quarter and six months of approximately 1.3% in the U.S. and 0.7% on a consolidated basis. The new lease standard clarified the presentation of sub-lease income and lease expense, requiring the straight-line impact of fixed rent escalations to be presented on a gross basis in lease income and lease expense. The Company expects this negative impact on the franchised margin percent to continue through 2019.

- *Franchised:* Franchised margin dollars increased $121.1 million or 5% (9% in constant currencies) for the quarter and increased $180.1 million or 4% (8% in constant currencies) for the six months. Both periods benefited from strong comparable sales performance across all segments, as well as expansion and the impact of refranchising.

  - *U.S.:* The decrease in the franchised margin percent for the quarter and six months was primarily due to higher depreciation costs related to investments in Experience of the Future ("EOTF") and the impact of the new lease standard, partly offset by the benefit from strong comparable sales.

  - *International Operated Markets:* The increase in the franchised margin percent for the quarter and six months primarily reflected the benefit from strong comparable sales performance.

- *Company-operated:* Company-operated margin dollars decreased $31.1 million or 7% (3% in constant currencies) for the quarter and decreased $81.5 million or 9% (5% in constant currencies) for the six months.

  - *U.S.:* The Company-operated margin percent increased for the quarter and decreased for the six months. Both periods reflected the benefit from positive comparable sales, offset by higher commodities, labor costs and depreciation associated with EOTF deployment.

  - *International Operated Markets:* The Company-operated margin percent was flat for the quarter and increased for the six months. Both periods reflected strong comparable sales partly offset by higher labor and occupancy & other costs.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
Food & paper	31.7%	31.4%	31.7%	31.5%
Payroll & employee benefits	28.8	29.4	29.4	29.8
Occupancy & other operating expenses	21.4	21.3	21.9	21.8
Total expenses	81.9%	82.1%	83.0%	83.1%
Company-operated margins	18.1%	17.9%	17.0%	16.9%

Selling, General & Administrative Expenses

• Selling, general and administrative expenses decreased $9.0 million or 2% (flat in constant currencies) for the quarter and decreased $43.0 million or 4% (2% in constant currencies) for the six months. Both periods reflected the benefit from comparison to prior year costs related to the 2018 Worldwide Owner/Operator Convention, partly offset by investments in restaurant technology. The six months also reflected the benefit from comparison to prior year costs related to the sponsorship of the 2018 Winter Olympics.

• Selling, general and administrative expenses as a percent of Systemwide sales was 2.1% and 2.3% for the six months ended 2019 and 2018, respectively.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,				Six Months Ended June 30,			
		2019		2018		2019		2018
Gains on sales of restaurant businesses	$	(43.9)	$	(92.2)	$	(73.0)	$	(188.7)
Equity in earnings of unconsolidated affiliates		(34.1)		(35.0)		(69.2)		(77.6)
Asset dispositions and other (income) expense, net		22.2		(29.4)		29.3		(40.4)
Impairment and other charges, net		78.3		91.7		78.6		93.3
Total	$	22.5	$	(64.9)	$	(34.3)	$	(213.4)

• Gains on sales of restaurant businesses for the quarter and six months decreased primarily due to fewer restaurant sales in the U.S.

• The change in asset dispositions and other (income) expense, net for the quarter and six months was primarily due to the comparison to prior year gains on the strategic sales of restaurant properties in the U.S. and Australia.

• Impairment and other charges, net for the quarter and six months 2019 primarily reflected $99.4 million of impairment associated with the purchase of our joint venture partner's interest in the India Delhi market. Impairment has been recorded to reflect the write-down of net assets to fair value in accordance with accounting rules. This was partly offset by $19.5 million of gains on the sales of property at the former Corporate headquarters which were impaired in 2015 based on estimated fair values. Results for the quarter and six months 2018 reflected the strategic restructuring charge in the U.S. of $85.0 million.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended June 30,	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 1,048.8	$ 999.2	5 %	5%
International Operated Markets	1,218.8	1,189.0	3	8
International Developmental Licensed Markets & Corporate	6.3	74.1	(92)	(70)
Total	$ 2,273.9	$ 2,262.3	1 %	4%

Six Months Ended June 30,	2019	2018	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 2,000.7	$ 1,997.2	0 %	0%
International Operated Markets	2,266.8	2,238.1	1	8
International Developmental Licensed Markets & Corporate	100.4	170.1	(41)	(19)
Total	$ 4,367.9	$ 4,405.4	(1)%	4%

- **Operating Income:** Operating income increased $11.6 million or 1% (4% in constant currencies) for the quarter and decreased $37.5 million or 1% (increased 4% in constant currencies) for the six months. Both periods were negatively impacted by $78 million of net impairment and strategic charges incurred in the current quarter.

  - **U.S.:** Excluding the strategic restructuring charge of $85 million in the prior year, operating income decreased 3% for the quarter and 4% for the six months. Results for both periods reflected lower gains on sales of restaurant businesses, partly offset by higher franchised margin dollars.

  - **International Operated Markets:** The constant currency operating income increase for the quarter and six months was primarily due to sales-driven improvements in franchised margin dollars across all markets.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. Operating margin was 42.4% and 42.0% for the six months ended 2019 and 2018, respectively. Excluding the impact of the current year impairment and strategic charges and the prior year strategic restructuring charges, operating margin was 43.2% and 42.9% for the six months ended 2019 and 2018, respectively.

Interest Expense

- Interest expense increased 18% (20% in constant currencies) for the quarter and increased 17% (19% in constant currencies) for the six months, reflecting higher average debt balances and the impact of interest incurred on certain Euro denominated deposits due to the current interest rate environment.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
Interest income	$ (10.7)	$ (0.1)	$ (20.7)	$ (5.6)
Foreign currency and hedging activity	(10.4)	2.7	(19.7)	19.2
Other expense, net	3.0	1.4	10.9	8.8
Total	$ (18.1)	$ 4.0	$ (29.5)	$ 22.4

Income Taxes

- The effective income tax rate was 24.5% and 25.9% for the quarters ended 2019 and 2018, respectively, and 25.9% and 26.5% for the six months ended 2019 and 2018, respectively.

- Results for the six months 2019 included $47 million of additional income tax costs due to regulations issued in January 2019 related to the Tax Act. Results for the six months 2018 included $52 million of additional income tax costs associated with adjustments to the provisional amounts recorded in December 2017 under the Tax Act.

- Excluding the impact of the prior year provisional amounts, the effective income tax rate was 25.1% for the six months ended 2018.

2019 Outlook

The following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales, net restaurant unit expansion, and the potential impacts of hyper-inflation. The Company expects net restaurant additions to add approximately 1 percentage point to 2019 Systemwide sales growth (in constant currencies).

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or the International Operated segment would change annual diluted earnings per share by about 6 to 7 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2019, costs for the total basket of goods are expected to increase about 2% to 3% in the U.S. and about 2.5% in the Big Five international markets.

- The Company expects full year 2019 selling, general and administrative expenses to be relatively flat in constant currencies as the Company reinvests in technology growth opportunities, including operating costs associated with newly acquired Dynamic Yield.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2019 to increase about 15% to 17% reflecting the impact of higher average debt balances and interest incurred on certain Euro denominated deposits due to the current interest rate environment.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 80% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 35 cents.

- The Company expects the effective income tax rate for the full year 2019 to be in the 24% to 26% range. Some volatility may exist within the quarters, resulting in a quarterly tax rate outside of the annual range.

- The Company expects capital expenditures for 2019 to be approximately $2.3 billion. About $1.5 billion will be dedicated to our U.S. business, nearly two-thirds of which is allocated to approximately 2,000 EOTF projects. Globally, we expect to open roughly 1,200 restaurants. We will spend approximately $600 million in our wholly owned markets to open 300 restaurants and our developmental licensee and affiliated markets will contribute capital towards the remaining 900 restaurant openings in their respective markets. The Company expects about 800 net restaurant additions in 2019.

- During 2019, the Company expects to return about $9 billion to shareholders, which will complete its cash return to shareholder target of about $25 billion for the 3-year period ending 2019.

The Company has other long-term targets that are detailed in its Form 10-K for the year ended December 31, 2018.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At June 30,	2019	2018	Inc/ (Dec)
U.S.	13,886	13,972	(86)
International Operated Markets			
Germany	1,487	1,483	4
Canada	1,471	1,456	15
France	1,471	1,449	22
United Kingdom	1,300	1,280	20
Australia	985	971	14
Russia	685	655	30
Italy	586	572	14
Spain	518	507	11
Other	1,797	1,747	50
Total International Operated Markets	10,300	10,120	180
International Developmental Licensed Markets & Corporate			
China	3,152	2,800	352
Japan	2,900	2,901	(1)
Brazil	975	933	42
Philippines	642	585	57
South Korea	412	418	(6)
Other	5,841	5,677	164
Total International Developmental Licensed Markets & Corporate	13,922	13,314	608
Systemwide restaurants	38,108	37,406	702
Countries	120	120	—

SYSTEMWIDE RESTAURANTS BY TYPE

At June 30,	2019	2018	Inc/ (Dec)
U.S.			
Conventional franchised	13,226	13,232	(6)
Company-operated	660	740	(80)
Total U.S.	13,886	13,972	(86)
International Operated Markets			
Conventional franchised	8,372	8,127	245
Developmental licensed	233	178	55
Total Franchised	8,605	8,305	300
Company-operated	1,695	1,815	(120)
Total International Operated Markets	10,300	10,120	180
International Developmental Licensed Markets & Corporate			
Conventional franchised	119	176	(57)
Developmental licensed	7,180	6,835	345
Foreign affiliated	6,331	5,973	358
Total Franchised	13,630	12,984	646
Company-operated	292	330	(38)
Total International Developmental Licensed Markets & Corporate	13,922	13,314	608
Systemwide			
Conventional franchised	21,717	21,535	182
Developmental licensed	7,413	7,013	400
Foreign affiliated	6,331	5,973	358
Total Franchised	35,461	34,521	940
Company-operated	2,647	2,885	(238)
Total Systemwide	38,108	37,406	702

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "may," "will," "expect," "believe," "anticipate" and "plan" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry, including those under "Outlook," are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date of this report. Except as required by law, we do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and factors, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations may change and our performance may be adversely affected.

If we do not successfully evolve and execute against our business strategies, including under the Velocity Growth Plan, we may not be able to increase operating income.

To drive operating income growth, our business strategies must be effective in maintaining and strengthening customer appeal, delivering sustainable guest count growth and driving a higher average check. Whether these strategies are successful depends mainly on our System's ability to:

- Continue to innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Capitalize on our global scale, iconic brand and local market presence to enhance our ability to retain, regain and convert key customer groups;

- Utilize our organizational structure to build on our progress and execute against our business strategies;

- Augment our digital and delivery initiatives, including mobile ordering, along with Experience of the Future ("EOTF"), particularly in the U.S.;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants;

- Operate restaurants with high service levels and optimal capacity while managing the increasing complexity of our restaurant operations and create efficiencies through innovative use of technology; and

- Accelerate our existing strategies, including through growth opportunities, investments and partnerships.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in technology and modernization, including in EOTF (which focuses on restaurant modernization), digital engagement and delivery, in order to transform the customer experience. As part of these investments, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We also continue to refine our delivery initiatives and partnerships, which may not generate expected returns. If these initiatives are not well executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to retain, regain and convert customers. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics, and trends in food sourcing, food preparation, food offerings and consumer preferences in the "informal eating out" ("IEO") segment. If we are not able to quickly and effectively respond to these changes, or our competitors respond more effectively, our financial results could be adversely impacted.

Our ability to retain, regain and convert customers also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful in retaining, regaining and converting customers, or may not be as successful as the efforts of our competitors, and could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in retaining, regaining and converting customers. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels allows us to reach our customers effectively. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and our general business practices. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand generally or relative to available alternatives. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment, our brand, our operations, our suppliers or our franchisees. If we are unsuccessful in addressing adverse commentary, whether or not accurate, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require Systemwide coordination and alignment. If we are not effective in addressing social and environmental responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents or practices whether actual or perceived, that erode consumer trust or confidence, particularly if such incidents or practices receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by new or continuing actions of our competitors, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations and respond effectively to our competitors' actions or disruptive actions from others which we do not foresee. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates and unfavorable currency fluctuations could adversely affect reported earnings.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including shortages and transportation issues, and price increases can adversely affect us as well as our suppliers and franchisees whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, our costs could increase and it could limit the availability of products critical to our System's operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, occur within the food industry and our System from time to time and, in addition, could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

As the Company's business model has evolved to a more heavily franchised structure, our success relies to large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures, or delayed or reduced payments to us.

Our success also relies on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by the creditworthiness of our franchisees or the Company or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depends on various factors including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Challenges with respect to talent management could harm our business.

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Challenges with respect to labor, including availability and cost, could impact our business and results of operations.

Our success depends in part on our System's ability to proactively recruit, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations.

We are increasingly reliant on technological systems, such as point-of-sale and other systems or platforms, technologies supporting McDonald's digital and delivery solutions, as well as technologies that facilitate communication and collaboration, with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, including technology-enabled systems provided to us by third parties. Any failure or interruption of these systems could significantly impact our operations and customer experience and perceptions.

Despite the implementation of security measures, those technology systems and solutions could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. Our increasing reliance on third party systems also present the risks faced by the third party's business, including the operational, security and credit risks of those parties. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely manner, we could experience an interruption in our operations.

Furthermore, security incidents or breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees), or those of third party providers. These may include such things as unauthorized access, account takeovers, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees, our franchisees and other third parties, as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. Further, the General Data Protection Regulation ("GDPR") requires entities processing the personal data of individuals in the European Union to meet certain requirements regarding the handling of that data. Failure to meet GDPR requirements could result in substantial penalties and materially adversely impact our financial results. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities.

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. The cost and disruption of responding to governmental investigations or inquiries, whether or not they have merit, or the impact of these other measures, may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental investigations or inquiries.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s decision to leave the European Union through a negotiated exit over a period of time, including its formal commencement of exit proceedings, it is possible that there will be increased regulatory complexities, as well as potential referenda in the U.K. and/or other European countries, that could cause uncertainty in European or worldwide economic conditions. The decision created volatility in certain foreign currency exchange rates that may or may not continue. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities and distribution, and other operating costs, including labor. Any volatility in certain commodity prices or fluctuation in labor costs could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans and operations. These regulations include product packaging, marketing, the nutritional content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include the increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees and intellectual property claims (including claims that we infringed another party's trademarks, copyrights or patents). Regardless of whether any claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations which could have a material adverse effect on our business and financial condition.

Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to regulatory proceedings or litigation.

Litigation and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

We are also subject to legal and compliance risks and associated liability, such as in the areas of privacy and data collection, protection and management, as it relates to information associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties.

Our results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The unpredictable nature of global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies in light of changing business, legal and tax considerations and evolve our corporate structure.

Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.